UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-36731

eHi Car Services Limited

Unit 12/F, Building No. 5, Guosheng Center

388 Daduhe Road, Shanghai, 200062

People’s Republic of China

(8621) 6468-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eHi Car Services Limited

	By:	/s/ Colin Chitnim Sung
	Name:	Colin Chitnim Sung
	Title:	Chief Financial Officer

Date: August 2, 2016

EXHIBIT INDEX

Exhibit 99.1                              Press release dated August 2, 2016